Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July, 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K of Minera Andes Inc. furnished to the Securities and Exchange Commission on May 15, 2009.  Minera Andes Inc. is filing this amendment to the Form 6-K furnished on May 15, 2009 for the purpose of filing amended and restated Interim Consolidated Financial Statements of the Corporation for the quarter ended March 31, 2009.  In addition, the Corporation is including in this amendment its amended and restated Management’s Discussion and Analysis for the quarter ended March 31, 2009.  As a result, by this amendment, Minera Andes Inc. is amending its Form 6-K furnished on May 15, 2009 in order to amend and restate Exhibits 99.1, 99.2, 99.3, and 99.4.thereto.

FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this report contains both historical and prospective statements concerning Minera Andes Inc. and its operations.  Historical statements are based on events that have already happened; examples include the reported financial and operating results, descriptions of pending and completed transactions, and management and compensation matters.  Prospective statements, on the other hand, are based on events that are reasonably expected to happen in the future; examples include the timing of projected operations, the likely effect or resolution of known contingencies or other foreseeable events, and projected operating results. In this report, Minera Andes Inc. is referred to as “Minera Andes”, “we”, “our”, and the “Corporation”.

Prospective statements (which are known as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995) may or may not prove true with the passage of time because of future risks and uncertainties. Significant financial, operational, governmental and regulation, and market risks are described in the Management’s Discussion and Analysis.

EXHIBIT INDEX

The following documents are incorporated by reference in this report:

Exhibit	Description
99.1	Amended and Restated Management’s Discussion and Analysis
99.2	Amended and Restated Interim Consolidated Financial Statements
99.3	President and Chief Executive Officer’s Certification of Interim Filings
99.4	Chief Financial Officer's Certification of Interim Filings
99.5*	Letter to Shareholders

*Previously filed as Exhibit 99.5 to our Report on Form 6-K furnished on May 15, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Robert R. McEwen
Robert R. McEwen, Interim President and Chief Executive Officer and Executive Chairman

Dated:  July 30, 2009